Exhibit 21

Subsidiary of Registrant

Name of Subsidiary	TP&T (TOR Processing & Trade) B.V.
Jurisdiction of formation	The Netherlands
Subsidiary DBA	TP&T

Name of Subsidiary	TOR Minerals Malaysia, Sdn. Bhd.
Jurisdiction of formation	Malaysia
Subsidiary DBA	TOR Minerals (M), Sdn. Bhd.